

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2014

Via E-mail
Mr. Robert Rico
Chief Executive Officer
NYBD Holding, Inc.
2600 West Olive Avenue 5F
Burbank, CA 91505

> **Re: NYBD Holding, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 31, 2013**
> **File No. 000-54923**

Dear Mr. Rico:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed December 31, 2013

Item 4.01 Change in Registrant's Certifying Accountant

1. We note you disclose that you received a resignation letter from Harris F. Rattray, CPA on December 27, 2013. However, effective November 21, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Harris F Rattray CPA, PL. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/11212013_Rattray.pdf. Please amend your 8-K to indicate that the PCAOB has revoked the registration of your prior auditor, Harris F Rattray CPA, PL. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements under Item 304 of Regulation S-K – whether the former

accountant resigned, declined to stand for re-election or was dismissed – not misleading, in light of the circumstances under which they are made.

2.   As Harris F Rattray CPA, PL is no longer registered with the PCAOB you may not include its audit reports or consents in your filings with the Commission. If Harris F Rattray CPA, PL audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. Please advise us as to how you intend to address any re-audit requirements.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3564 if you have questions

Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant